

Mail Stop 3233

September 12, 2016

Via E-mail
Brian Dally
President, Chief Executive Officer and Director
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 214
Atlanta, GA 30308

> **Re:** **Groundfloor Finance Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 30**
> **Filed August 29, 2016**
> **File No. 024-10496**

Dear Mr. Dally:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We recently noted an article highlighting investment opportunities with Groundfloor, published September 1, 2016, and hyperlinked on the company's website. In addition, we note company website disclosure highlighting investment opportunities with average returns of 12%. Please consider Rule 251(d)(1)(iii) and provide us with your analysis as to the treatment of these communications as they relates to your ongoing offerings. Please also consider Rule 255 and provide us with your analysis as to the treatment of these communications as they relate to your pending offerings of securities under Regulation A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3215 if you have any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Nick Bhargava
        Benji Jones